UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   Video Services Corporation
         (formerly known as International Post Limited)
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                           92656U 10 7
                         (CUSIP Number)

                    Marjorie S. Adams, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 13, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 7 Pages
                  List of Exhibits is on Page 6

                          SCHEDULE 13D

CUSIP No. 92656U 10 7                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Louis H. Siracusano

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,152,982

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,152,982

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,152,982

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.77%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 92656U 10 7                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Arnold P. Ferolito

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,050,382

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,050,382

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,050,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.00%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 92656U 10 7                             Page  of  Pages


1    NAME OF REPORTING PERSON
          Donald H. Buck

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable.

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               525,681

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               525,681

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          525,681

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.96%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D



Item 1.   Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on June 27, 1997, by Video Services Corporation, prior to the Merger a New Jersey corporation; Louis H. Siracusano, a citizen of the United States of America ("LS"); Arnold P. Ferolito, a citizen of the United States of America ("AF"); and Donald H. Buck, a citizen of the United States of America ("DB") (LS, AF and DB collectively, "Reporting Persons") amended by Amendment No. 1 filed with the SEC on September 4, 1997, is hereby amended to furnish the additional information set forth herein.

     This second amendment to Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock") of Video Services Corporation (formerly known as International Post Limited), a Delaware corporation ("Video" or "Issuer"). The address of the principal executive offices of the Issuer is 240 Pegasus Avenue, Northvale, New Jersey 07647.

     All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the original
Schedule 13D and the amendment thereto previously filed with the SEC.

Item 2.   Identity and Background

          Item 2(b) and (c) is amended as follows:

          The principal business address of LS and DB is 240
Pegasus Avenue, Northvale, New Jersey 07647.

          The principal residence address of AF is 101 Water Edge
Drive, Jupiter, Florida 33477.

          LS is the President, Chief Executive Officer and a
Director of the Issuer.

          AF is a consultant to the Issuer until August, 1998.

          DB is the Vice President of the Issuer.

Item 3.   Source and Amount of Funds or Other Consideration.

          LS used personal funds to purchase 100 shares of Video
Common Stock for an aggregate purchase price of $360.60 including commissions.

Item 4.   Purpose of Transaction.

          Item 4 is supplemented as follows:

          On February 12, 1998 to commemorate the listing of the Issuer on the American Stock Exchange, LS purchased 100 shares of
Video Common Stock at a price of $3.00 per share (plus a $0.60 commission per share) on the open market.

Item 5.   Interest in Securities of the Issuer

          Item 5 is amended as follows:

          (a) - (b) On the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,729,045 shares of Video Common Stock, representing approximately 50.73% of the Video Common Stock outstanding.

          LS has sole voting power and sole dispositive power of 3,152,982 shares of Video Common Stock.

          AF has sole voting power and sole dispositive power with regard to 3,050,382 shares of Video Common Stock.

          DB has sole voting and sole dispositive power with regard to 525,681 shares of Video Common Stock.

          (c) On February 12, 1998 to commemorate the listing of the Issuer on the American Stock Exchange, LS purchased 100 shares of Video Common Stock at a price of $3.00 per share (plus a $0.60 brokerage commission per share) on the open market.

               On March 13, 1998 in a privately negotiated transaction, LS and FS sold 200,000 shares and 300,000 shares of Video Common Stock, respectively, at a price of $3.25 per share.

               These transactions generated a profit of $25.00 which LS has paid to the Issuer.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Video Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On February 23, 1998, LS, AF, DB, The Equitable Life Assurance Society of the United States ("ELAS"), Equitable Deal Flow Fund, L.P. ("EDFF" and together with ELAS, "Equitable"), Terrence A. Elkes ("Elkes") and Kenneth F. Gorman ("Gorman") entered into an agreement ("Waiver Agreement") permitting LS to sell 200,000 shares of Video Common Stock without regard to any provisions to the contrary in any of the Stock Resale Agreement, the Tag-Along Rights Agreement and the Stockholders Agreement. The Waiver Agreement is incorporated herein by reference and the description of such agreement is qualified in its entirety by the Waiver Agreement itself which is filed herewith as Exhibit 15.


Item 7.   Material To Be Filed As Exhibits.

               Exhibit 15. Agreement of Waiver dated as of February 23, 1998 by and among Louis H. Siracusano, Arnold P.
               Ferolito, Donald H. Buck, The Equitable Life
               Assurance Society of the United States, Equitable
               Deal Flow Fund, L.P., Terrence A. Elkes and Kenneth
               F. Gorman.
                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1998

/s/ Louis H. Siracusano
Louis H. Siracusano


/s/ Arnold P. Ferolito
Arnold P. Ferolito


/s/ Donald H. Buck
Donald H. Buck